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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.7)

TOT Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
8726v103
(CUSIP Number)

Mike Zoi 12100 NE 16th Avenue #210 North Miami Florida 33161(305) 891 2288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	8726v103	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mike Zoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 5,754 Shares
SHARES BENE- FICIALLY OWNED BY	8	SHARED VOTING POWER 368,048,671,Shares (including 55,595,307 shares underlying warrants)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,754 Shares
	10	SHARED DISPOSITIVE POWER 368,048,671Shares (including 55,595,307 underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,054,425 Shares (including 55,595,307 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	8726v103	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ENERFUND, LLC [EIN: 20-4535236]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENE- FICIALLY OWNED BY	8	SHARED VOTING POWER 368,048,671Shares (including 55,595,307 shares underlying warrants)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,048,671 Shares (including 55,595,307 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,048,671 Shares (including 55,595,307 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.2%
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	8726v103	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS TGR Energy, LLC [EIN: 20-0291967]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENE- FICIALLY OWNED BY	8	SHARED VOTING POWER 368,048,671 Shares (including 55,595,307 shares underlying warrants)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,048,671 Shares (including 55,595,307 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,048,671 Shares (including 55,595,307 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.2%
14	TYPE OF REPORTING PERSON* OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer

(a)	Security: Common Stock * , par value $0.001 per share

(b)	Issuer:	TOT Energy, Inc.

Item 2.	Identity and Background

(a)	Mike Zoi

(b)	12100 NE 16th Avenue #210
North Miami, Florida 33161

(c)	CEO and President of TOT Energy, Inc.

(d)	Not applicable

(e)	Not applicable

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Mike Zoi purchased shares of common stock owned directly with his personal funds. Shares of common stock of the Company and warrants to purchase shares of common stock of the Company owned indirectly through TGR Energy, LLC, were purchased with working capital of TGR Energy, LLC, as more fully described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

(a)
TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The effective date of the merger was January 18, 2005. Splinex, LLC received 95,000,000 shares of the Company in connection with the merger, some of which were distributed to certain members of Splinex, LLC thereafter. Mike Zoi held a 12.75% economic interest in Splinex, LLC.

* Includes of 55,595,307 shares of Common Stock which TGR Energy, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of Common Stock.

On or about December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On August 7, 2008, the Board of Directors of the Company approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement. The Subscription Agreement was amended on January 12, 2010 to increase the Investment Amount by an additional $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 common shares and 50,000,000 warrants to purchase the Company’s common stock for $0.05 per share for a period of 5 years from date of issuance.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.

For the fiscal year ended March 31, 2010, TGR was issued an aggregate of 16,186,515 shares of common stock of the Company and fully vested warrants to purchase 8,093,757 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $323,730.

For the quarter ended June 30, 2010, TGR was issued 10,037,315 shares of common stock of the Company and fully vested warrants to purchase 5,019,157 shares of common stock of the Company for $0.05 per share in exchange for funding of $200,794 provided during the quarter under the terms of the Subscription Agreement.

For the quarter ended September 30, 2010, TGR was issued 2,240,450 of common stock of the Company and fully vested warrants to purchase 1,120,225 shares of common stock of the Company for $0.05 per share in exchange for funding of $44,809 provided during the quarter under the terms of the Subscription Agreement.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of  95.2% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 368,054,425 shares (including 55,095,307 shares underlying warrants)

Percentage: 95.2%

(b)	(i) Sole power to vote or direct the vote: 5,754

(ii) Shared power to vote or direct the vote:

368,048,671 Shares (including 55,595,307 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition: 5,754

(iv) Shared power to dispose or direct the disposition:

368,048,671 Shares (including 55,595,307 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc.,   dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s  Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between TOT Energy, Inc. and TGR Energy, LLC, incorporated herein by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of TOT Energy, Inc. dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)	Amendment to the Subscription Agreement between TGR Energy, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

Item 1.	Security and Issuer

(a)	Security: Common Stock * , par value $0.001 per share

(b)	Issuer:	TOT Energy, Inc.
12100 NE 16th Avenue #210
North Miami, Florida 33161

Item 2.	Identity and Background

(a)	Enerfund, LLC, a Florida limited liability company

(b)	12100 NE 16th Avenue #210
North Miami, Florida 33161

(c)	Investment Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

Enerfund, LLC is the 100% owner of TGR Energy, LLC, which purchased shares of common stock of the Company and warrants to purchase shares of common stock of the Company with working capital of TGR Energy, LLC, as more fully described in Item 4 of this Schedule 13D.

* Includes of 55,595,307 of Common Stock which TGR Energy, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of Common Stock.

Item 4.	Purpose of Transaction

(a)
TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The effective date of the merger was January 18, 2005. Splinex, LLC received 95,000,000 shares of the Company in connection with the merger, some of which were distributed to certain members of Splinex, LLC thereafter. Mike Zoi held a 12.75% economic interest in Splinex, LLC.

On or about December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On August 7, 2008, the Board of Directors of the Company approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement. The Subscription Agreement was amended on January 12, 2010 to increase the Investment Amount by an additional $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 common shares and 50,000,000 warrants to purchase the Company’s common stock for $0.05 per share for a period of 5 years from date of issuance.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.

For the fiscal year ended March 31, 2010, TGR was issued an aggregate of 16,186,515 shares of common stock of the Company and fully vested warrants to purchase 8,093,757 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $323,730.

For the quarter ended June 30, 2010, TGR was issued 10,037,315 shares of common stock of the Company and fully vested warrants to purchase 5,019,157 shares of common stock of the Company for $0.05 per share in exchange for funding of $200,794 provided during the quarter under the terms of the Subscription Agreement.

For the quarter ended September 30, 2010, TGR was issued 2,240,450 of common stock of the Company and fully vested warrants to purchase 1,120,225 shares of common stock of the Company for $0.05 per share in exchange for funding of $44,809 provided during the quarter under the terms of the Subscription Agreement.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 95.2%of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 368,048,671shares (including 55,595,307 shares underlying warrants)

Percentage: 95.2%

(b)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 368,048,307 shares (including 55,595,307 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 368,048,671shares (including 55,595,307 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc.,   dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s  Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between TOT Energy, Inc. and TGR Energy, LLC, incorporated herein by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of TOT Energy, Inc. dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)
Amendment to the Subscription Agreement between TGR Energy, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

Item 1.	Security and Issuer

(a)	Security: Common Stock * , par value $0.001 per share

(b)	Issuer:	TOT Energy, Inc.
12100 NE 16th Avenue #210 North Miami, Florida 33161

Item 2.	Identity and Background

(a)	TGR Energy, LLC, a Florida limited liability company

(b)	12100 NE 16th Avenue #210
  North Miami, Florida 33161

(c)	Investment Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

TGR Energy, LLC purchased shares of common stock of the Company and warrants to purchase shares of common stock of the Company with working capital of TGR Energy, LLC, as more fully described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

(a)
TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The effective date of the merger was January 18, 2005. Splinex, LLC received 95,000,000 shares of the Company in connection with the merger, some of which were distributed to certain members of Splinex, LLC thereafter. Mike Zoi held a 12.75% economic interest in Splinex, LLC.

On or about December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

* Includes of 55,595,307 shares of Common Stock which TGR Energy, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of Common Stock.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On August 7, 2008, the Board of Directors of the Company approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement. The Subscription Agreement was amended on January 12, 2010 to increase the Investment Amount by an additional $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 common shares and 50,000,000 warrants to purchase the Company’s common stock for $0.05 per share for a period of 5 years from date of issuance.

For the fiscal year ended March 31, 2009, TGR was issued an aggregate of 82,725,335 shares of common stock of the Company and fully vested warrants to purchase 41,362,168 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,654,507 of which $1,017,097 was cash and $637,410 related to refinancing of previously outstanding notes payable.

For the fiscal year ended March 31, 2010, TGR was issued an aggregate of 16,186,515 shares of common stock of the Company and fully vested warrants to purchase 8,093,757 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement.  These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $323,730.

For the quarter ended June 30, 2010, TGR was issued 10,037,315 shares of common stock of the Company and fully vested warrants to purchase 5,019,157 shares of common stock of the Company for $0.05 per share in exchange for funding of $200,794 provided during the quarter under the terms of the Subscription Agreement.

For the quarter ended September 30, 2010, TGR was issued 2,240,450 of common stock of the Company and fully vested warrants to purchase 1,120,225 shares of common stock of the Company for $0.05 per share in exchange for funding of $44,809 provided during the quarter under the terms of the Subscription Agreement.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 95.2% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 368,048,671 shares (including 55,595,307 shares underlying warrants)

Percentage: 95.2%

(b)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 368,048,671 shares (including 55,595,307 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 368,048,671shares (including 55,595,307 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc.,   dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s  Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between TOT Energy, Inc. and TGR Energy, LLC, incorporated herein by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of TOT Energy, Inc. dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)
Amendment to the Subscription Agreement between TGR Energy, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12,2010
Date	By:	/s/ Mike Zoi
Name: Mike Zoi

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Enerfund, LLC
October 12, 2010
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TGR Energy, LLC
OCTOBER 12, 2010
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member